# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aclaris Therapeutics, Inc., CIK 0001557746
CUSIP: 00461U105
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 701 Lee Road, Suite 103, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0002099513

## Reporting persons
- Biosion, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 11,281,950; shared voting power 0; sole dispositive power 11,281,950; shared dispositive power 0; aggregate amount beneficially owned 11,281,950 (9.4% of the class)
  Comment: (1) Pursuant to the Schedule 13G filed by Biosion, Inc. on November 25, 2024, there were 11,281,985 shares of Common Stock issuable to Biosion, Inc. upon exercise of the Issuer warrant held by it. Biosion, Inc. assigned the Issuer warrant to its wholly-owned subsidiary, Bonita Biotech (HK) Limited on December 9, 2025, followed by the exercise of the Issuer warrant by Bonita Biotech (HK) Limited by way of cashless exercise in accordance with the terms thereof on December 9, 2025, which resulted in Bonita Biotech (HK) Limited being issued 11,281,950 shares of Common Stock on December 15, 2025.
  (2) Based on 119,624,542 shares of Common Stock of the Issuer, including (i) 108,342,592 shares of Common Stock outstanding as disclosed in the Issuer's current report on Form 8-K filed with the SEC on November 6, 2025, and (ii) 11,281,950 shares of Common Stock issued to Bonita Biotech (HK) Limited upon exercise of the Issuer warrant held by it.
- Bonita Biotech (HK) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 11,281,950; shared voting power 0; sole dispositive power 11,281,950; shared dispositive power 0; aggregate amount beneficially owned 11,281,950 (9.4% of the class)
  Comment: (1) Pursuant to the Schedule 13G filed by Biosion, Inc. on November 25, 2024, there were 11,281,985 shares of Common Stock issuable to Biosion, Inc. upon exercise of the Issuer warrant held by it. Biosion, Inc. assigned the Issuer warrant to its wholly-owned subsidiary, Bonita Biotech (HK) Limited on December 9, 2025, followed by the exercise of the Issuer warrant by Bonita Biotech (HK) Limited by way of cashless exercise in accordance with the terms thereof on December 9, 2025, which resulted in Bonita Biotech (HK) Limited being issued 11,281,950 shares of Common Stock on December 15, 2025.
  (2) Based on 119,624,542 shares of Common Stock of the Issuer, including (i) 108,342,592 shares of Common Stock outstanding as disclosed in the Issuer's current report on Form 8-K filed with the SEC on November 6, 2025, and (ii) 11,281,950 shares of Common Stock issued to Bonita Biotech (HK) Limited upon exercise of the Issuer warrant held by it.

## Item 1. Issuer
Name of issuer: Aclaris Therapeutics, Inc.
Address of issuer's principal executive offices: 701 Lee Road, Suite 103, Wayne, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing:
1. Biosion, Inc.

2. Bonita Biotech (HK) Limited
Address of principal business office or, if none, residence:
For all reporting persons:

5th Floor, Building D
3-1 Zhongdan Unit, South Longshan Rd
Jiangbei New District
Nanjing, Jiangsu, China
Citizenship:
Biosion, Inc. is established under the laws of the People's Republic of China.

Bonita Biotech (HK) Limited is incorporated under the laws of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-9 of the cover pages is incorporated herein by reference.
Percent of class: The information for each reporting person contained in Item 11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Item 5 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Item 6 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Item 7 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Item 8 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Biosion, Inc.: /s/ MINGJIU CHEN, MINGJIU CHEN / CEO (01/09/2026)
- Bonita Biotech (HK) Ltd: /s/ MINGJIU CHEN, MINGJIU CHEN / Director (01/09/2026)